FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                                       ☒                                  Form 40-F                                       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          ☐                                    No                                ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE S.A.

NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE.

ADMISSION FOR TRADING OF THE NEW SHARES ARISING FROM THE SHARE CAPITAL INCREASE OF NATIONAL BANK OF GREECE S.A.

NATIONAL BANK OF GREECE S.A. (“the Bank” or NBG”) announces that as at 20 May 2014 its 1,136,363,637 new dematerialized common registered voting shares (“New Shares”) of a nominal value of EUR 0.30 each that arose from the Bank’s share capital increase through payment in cash and cancellation of the pre-emption right for existing (common and preference) shareholders of the Bank, as per resolution of the Bank’s Extraordinary General Meeting of Shareholders held on 10 May 2014 (“the Increase”) will commence trading on the Athens Exchange (the “ATHEX”), at a subscription price of EUR 2.20.

As of the same date, the new aggregate of NBG shares listed on the ATHEX will be 3,533,149,631 common registered voting shares of a nominal value of EUR 0.30 each.

Following the above Increase, the Bank’s total share capital amounts to EUR 2,413,736,838.60 and is divided into (a) 3,533,149,631 common shares of a nominal value of EUR 0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of the Bank’s Articles of Association, of a nominal value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of the Bank’s Articles of Association, of a nominal value of EUR 5.00 each.

As at 16 May 2014, the Stock Markets Steering Committee of Hellenic Exchanges- Athens Stock Exchange approved the admission for trading of 1,136,363,637 New Shares on the ATHEX. The New Shares will have been credited to the beneficiaries’ Investor securities accounts in the Dematerialized Securities System (DSS) upon commencement of trading as at 20 May 2014.

For further information, investors may contact NBG’s Shareholder Services Department (at +30 2103343415, +30 2103343419, +30 210 3343421, +30 2103343436 & +30 2103343412).

Athens, 16. May 2014

United States

This announcement is not an offer of securities for sale in the United States. The securities to which this announcement relates have not been registered under the U.S. Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States.

European Economic Area

No public offer or invitation to acquire securities of National Bank of Greece S.A. is being made by or in connection with this announcement.

U.K.

This announcement is being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i), (ii) and (iii) above together being referred to as “relevant persons”. Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

Greece

This announcement does not constitute a prospectus or an advertisement for the public offer of securities in Greece, and is not an offer, or an invitation to make offers or to purchase or invest in any securities in Greece.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 19th, 2014
Chief Executive Officer